SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

lululemon athletica inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

550021109

(CUSIP Number)

Andrea Migliorelli

Choate, Hall & Stewart LLP, Two International Place, Boston, MA 02110

(617) 248-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 550021109	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Dennis J. Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,852
	8	SHARED VOTING POWER 11,786,173
	9	SOLE DISPOSITIVE POWER 3,852
	10	SHARED DISPOSITIVE POWER 11,786,173

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,790,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Based on 123,140,731 shares of common stock of the Issuer disclosed by the Issuer as outstanding on August 30, 2019, and 7,134,901 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on August 30, 2019.

CUSIP No. 550021109	13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS Anamered Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,866,568
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,866,568

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,866,568
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Based on 123,140,731 shares of common stock of the Issuer disclosed by the Issuer as outstanding on August 30, 2019, and 7,134,901 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on August 30, 2019.

CUSIP No. 550021109	13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS LIPO Investments (USA), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,825,861
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,825,861

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,825,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Based on 123,140,731 shares of common stock of the Issuer disclosed by the Issuer as outstanding on August 30, 2019, and 7,134,901 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on August 30, 2019.

CUSIP No. 550021109	13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS Wilson 5 Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 733,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 733,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 733,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 123,140,731 shares of common stock of the Issuer disclosed by the Issuer as outstanding on August 30, 2019, and 7,134,901 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on August 30, 2019.

CUSIP No. 550021109	13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS Wilson 5 Foundation Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 733,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 733,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 733,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Based on 123,140,731 shares of common stock of the Issuer disclosed by the Issuer as outstanding on August 30, 2019, and 7,134,901 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on August 30, 2019.

CUSIP No. 550021109	13D	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS Five Boys Investments ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 91,760
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 91,760

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,760
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 123,140,731 shares of common stock of the Issuer disclosed by the Issuer as outstanding on August 30, 2019, and 7,134,901 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on August 30, 2019.

CUSIP No. 550021109	13D	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS Shannon Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,001,984
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,001,984

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,001,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Based on 123,140,731 shares of common stock of the Issuer disclosed by the Issuer as outstanding on August 30, 2019, and 7,134,901 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on August 30, 2019.

This Schedule 13D/A is being filed because Mr. Wilson has caused Anamered Investments Inc. to gift shares previously owned by Anamered Investments Inc. to Wilson 5 Foundation, a private charitable foundation controlled by Mr. Wilson and the trustee of which is Wilson 5 Foundation Management Ltd., an entity controlled by Mr. Wilson. See Items 3 and 4 below.

Item 2.	Identity and Background.

Item 2 is amended and restated in its entirety as follows:

(a)	Dennis J. Wilson

Anamered Investments Inc., a British Virgin Islands corporation (“Anamered”). Mr. Wilson controls Anamered.

LIPO Investments (USA) Inc., a British Columbia corporation (“LIPO”). Mr. Wilson controls LIPO.

Wilson 5 Foundation, a trust governed by the laws of British Columbia (“Wilson 5”). Mr. Wilson controls Wilson 5.

Wilson 5 Foundation Management Limited, a British Columbia corporation (“Wilson 5 Trustee”). Mr. Wilson and his spouse Shannon Wilson control Wilson 5 Trustee.

Five Boys Investments ULC, an Alberta company (“Five Boys”). Mr. Wilson controls Five Boys.

Shannon Wilson

Mr. Wilson, Anamered, LIPO, Wilson 5, Wilson 5 Trustee, Five Boys and Mrs. Wilson are collectively referred to as the “Reporting Persons”.

(b)	The business address of each Reporting Person is:

21 Water Street, Suite 600

Vancouver, B.C.

V6B 1A1

(c)	Mr. Wilson and Mrs. Wilson are engaged in a range of private investment and philanthropic endeavors.

Each of Anamered, LIPO and Five Boys is a holding company controlled by Mr. Wilson. Wilson 5 Trustee is a holding company controlled by Mr. Wilson and his spouse Shannon Wilson. Wilson 5 is a private charitable foundation controlled by Mr. Wilson.

(d)	During the past 5 years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past 5 years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. and Mrs. Wilson are citizens of Canada. Anamered is a British Virgin Islands corporation. LIPO and Wilson 5 Trustee are British Columbia corporations. Wilson 5 is a trust governed by the laws of British Columbia. Five Boys is an Alberta company.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended by the addition of the following:

On December 2, 2019, Anamered submitted an irrevocable retraction request with respect to 733,000 exchangeable shares of Lulu Canadian Holding, Inc. to cause an equal number of shares of the Issuer to be issued to Anamered. On December 9, 2019, Anamered gifted 733,000 shares of the Issuer to Wilson 5, a private charitable foundation controlled by Mr. Wilson.

Item 5.	Interest in Securities of the Issuer.

(a) Anamered may be deemed to beneficially own 5,866,568 shares of the Issuer’s common stock, or 4.5%; LIPO may be deemed to beneficially own 4,825,861 shares of the Issuer’s common stock, or 3.7%; each of Wilson 5 and Wilson 5 Trustee may be deemed to beneficially own 733,000 shares of the Issuer’s common stock, or 0.6%; Five Boys may be deemed to beneficially own 91,760 shares of the Issuer’s common stock, or 0.1%; Mrs. Wilson may be deemed to beneficially own 1,001,984 shares of the Issuer’s common stock, or 0.8%, being 268,984 shares held by Mrs. Wilson and 733,000 shares held by Wilson 5; and Mr. Wilson may be deemed to beneficially own 11,790,025 shares of the Issuer’s common stock, or 9.1%, including the shares held by the other Reporting Persons. The foregoing is based on 123,140,731 shares of common stock of the Issuer disclosed by the Issuer as outstanding as of August 30, 2019 and 7,134,901 exchangeable shares of Lulu Canadian Holding, Ind., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding as of August 30, 2019.

(b)	With respect to Mr. Wilson:

Sole power to vote: 3,852

Shared power to vote: 11,786,173

Sole power to dispose: 3,852

Shared power to dispose: 11,786,173

With respect to the shares for which Mr. Wilson has shared voting or dispositive power, (i) 5,866,568 shares are held by Anamered; (ii) 4,825,861 shares are held by LIPO; (iii) 733,000 shares are held by Wilson 5; (iv) 91,760 shares are held by Five Boys; and (v) 268,984 shares are held by Mrs. Wilson.

With respect to Anamered:

Sole power to vote: 0

Shared power to vote: 5,866,568

Sole power to dispose: 0

Shared power to dispose: 5,866,568

Mr. Wilson has shared voting and dispositive power with respect to the shares held by Anamered.

With respect to LIPO:

Sole power to vote: 0

Shared power to vote: 4,825,861

Sole power to dispose: 0

Shared power to dispose: 4,825,861

Mr. Wilson has shared voting and dispositive power with respect to the shares held by LIPO.

With respect to Wilson 5:

Sole power to vote: 0

Shared power to vote: 733,000

Sole power to dispose: 0

Shared power to dispose: 733,000

Mr. Wilson has shared voting and dispositive power with respect to the shares held by Wilson 5.

With respect to Wilson 5 Trustee:

Sole power to vote: 0

Shared power to vote: 733,000

Sole power to dispose: 0

Shared power to dispose: 733,000

Mr. Wilson has shared voting and dispositive power with respect to the shares held by Wilson 5 Trustee.

With respect to Five Boys:

Sole power to vote: 0

Shared power to vote: 91,760

Sole power to dispose: 0

Shared power to dispose: 91,760

Mr. Wilson has shared voting and dispositive power with respect to the shares held by Five Boys.

With respect to Mrs. Wilson:

Sole power to vote: 0

Shared power to vote: 1,001,984

Sole power to dispose: 0

Shared power to dispose: 1,001,984

Mr. Wilson has shared voting and dispositive power with respect to the shares held by Mrs. Wilson.

(c) On December 2, 2019, Anamered submitted an irrevocable retraction request with respect to 733,000 exchangeable shares of Lulu Canadian Holding, Inc. to cause an equal number of shares of the Issuer to be issued to Anamered. On December 9, 2019, Anamered gifted 733,000 shares of the Issuer to Wilson 5, a private charitable foundation controlled by Mr. Wilson.

(d) Not applicable.

(e) Neither LIPO, Wilson 5, Wilson 5 Trustee, Five Boys nor Mrs. Wilson is the beneficial owner of more than five percent of the Issuer’s securities, but are included as Reporting Persons in this Schedule 13D to the extent such persons, together with the other Reporting Persons, constitute a group.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2019

/s/ Dennis J. Wilson
Dennis J. Wilson, Individually

ANAMERED INVESTMENTS INC.

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

LIPO INVESTMENTS (USA) INC.

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

WILSON 5 FOUNDATION

By:	Wilson 5 Foundation Management Ltd.
Title:	Corporate Trustee

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director of Corporate Trustee

WILSON 5 FOUNDATION MANAGEMENT LTD.

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

FIVE BOYS INVESTMENTS ULC

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

/s/ Shannon Wilson
Shannon Wilson, Individually